Exhibit 99.1

PINTEC ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST HALF OF 2023

BEIJING, DEC. 28, 2023 (PRNewswire) — Pintec Technology Holdings Limited (Nasdaq: PT) (“Pintec” or the “Company”), a Nasdaq-listed company providing technology enabled financial and digital services to micro, small and medium enterprises ecosystem, today announced its unaudited financial results for the six months ended June 30, 2023.

First Half 2023 Financial Highlights

•	Total revenues were RMB35.09 million (US$4.86 million) for the first half of 2023 compared to total revenues of RMB39.82 million for the same period of 2022.

•	Gross profit decreased by 79.48% to RMB4.21 million (US$0.58 million) for the first half of 2023 from RMB20.51 million for the same period of 2022. Gross margin was 11.99% for the first half of 2023 compared to 51.50% for the same period of 2022.

•	Loss from operations decreased by 48.54% to RMB12.09 million (US$1.67 million) for the first half of 2023 from RMB23.49 million for the same period of 2022.

•	Net loss decreased by 99.43% to RMB0.71 million (US$0.10 million) for the first half of 2023 compared to net loss of RMB123.60 million for the same period of 2022.

First Half 2023 Operating Highlights

•	Total loans facilitated decreased by 58.98% to RMB47.3 million (US$6.55 million) for the first half of 2023 from RMB115.30 million for the same period of 2022.

•	Loan outstanding balance decreased by 35.08% to RMB 61.71 million (US$ 8.54 million) as of June 30, 2023 from RMB95.06 million as of December 31, 2022.

•	The following table provides delinquency rates by balance for all loans facilitated by the Company as of the dates indicated:

	Delinquent for
	16-30 days	31-60 days	61-90 days
December 31, 2020	0.77%	0.97%	0.95%
December 31, 2021	1.00%	1.30%	1.18%
December 31, 2022	0.23%	0.58%	0.18%
June 30, 2023	0.58%	1.06%	0.22%

Mr. Zexiong Huang, Chief Executive Officer and acting Chief Financial Officer of Pintec, commented, “Amidst the sluggish macroeconomic recovery, during the first half of 2023, we persistently focused on our core strategy. We continued to provide loan services and digital solutions to micro, small and medium enterprises (“MSME”) ecosystem, as a direct lender, facilitator and enabler. Our business partners, financial partners, and end customers are able to enhance the efficiency and effectiveness of their financial services and their customers’ navigating financial service processes driven by our digital technical services and our financial solutions. We are also continuously devoted to initiating innovative business models. At the same time, ongoing improvements in operation, strengthening risk management, optimizations to cost structures were implemented relentlessly to achieve the goal of break-even point. We are committed to cautious and sustainable growth, and prepare for the potential risks and uncertainty.”

“Going forward, despite the market uncertainties, we are committed to prudently execute our MSME ecosystem strategy by solidifying our competencies in technology innovation, enhancing overall risk management, attracting customers and strengthening partnership, refining operations, expanding our business and implementing cost-effective initiatives to ensure successful execution of our future growth plans. We believe that sustainable quality-based development is valuable.” Mr. Huang concluded.

First Half 2023 Financial Results

Revenues

Total revenues decreased by 11.89% to RMB35.09 million (US$4.86 million) for the first half of 2023 from RMB39.82 million for the same period of 2022.

•	Revenues from technical service fees decreased by 17.90% to RMB19.83 million (US$2.75 million) for the first half of 2023 from RMB24.16 million for the same period of 2022. The decrease in revenues from technical service fees was mainly due to we ceased the risk-sharing loan facilitation business.

•	Revenues from installment service fee decreased by 16.55% to RMB7.53 million (US$1.04 million) for the first half of 2023 from RMB9.02 million for the same period of 2022. The decrease in revenues from installment service fee was mainly due to the decrease in volume of SMEs loans in the first half of 2023.

•	Revenues from wealth management service fees increased by 16.32% to RMB7.73 million (US$1.07 million) for the first half of 2023 from RMB6.64 million for the same period of 2022. The increase in revenue of the wealth management was mainly due to increased revenue generated from our insurance brokerage service business.

Cost of Revenues

Cost of revenues increased by 59.90% to RMB30.88 million (US$4.27million) for the first half of 2023 from RMB19.31 million for the same period of 2022. This increase was mainly attributable to:

•	Funding cost. Funding cost mainly consists of interest expense the Company pays in relation to the funding debts to fund its financing receivables. Funding cost increased RMB 9.28 million to RMB9.31 million (US$1.29 million) compared to funding cost of RMB0.03 million in the same period of 2022. We recorded interest expenses of RMB9.31 million during the first half of 2023, which was mainly represents an out-of-period adjustments amount to RMB9.30 million from prior years. In July 2018, Minheng, a subsidiary of our variable interest entity, entered into loan agreements with a shareholder of ours (the “Lender”), these loans have principal amount of RMB190 million, and the annual interest rates are 10.3%, which are similar to market interest rate. In August 2018, Minheng and the Lender entered into a supplementary agreement which changed the interest rates, retroactive to the first date of each loan, to 0.6%. The differences of interest expenses between the market interest rate and the actual rates amount to RMB9.30 million was deemed as contribution by the shareholder to the Company, which was an out-of-period adjustments to correct prior period errors relating to recording the additional paid-in capital and funding cost.

•	Reversal of credit losses. Reversal of credit losses of RMB0.38 million (US$52 thousand) in first half of 2023 compared to provision for credit losses of RMB0.94 million in the same period of 2022, which was mainly due to collection of financial receivables exceeding the credit losses accrued during the first half of 2023.

•	Origination and servicing cost. Origination and servicing cost increased by 27.76% to RMB23.86 million (US$3.30 million) compared to RMB18.67 million in the same period of 2022, which was mainly due to the increased cost of insurance brokerage services and credit assessment services.

•	Recover on guarantee. Recover on guarantee increased by 422.80% to RMB1.90 million (US$0.26 million) compare to RMB0.36 million in the same period of 2022, as we purposely and gradually ceased providing credit enhancement for loans that we facilitated with any financial partners from 2020 in order to improve the overall quality of our off-balance-sheet loans, which lead to the increase of reimbursement for defaulted loans being outpaced by the recovery of reimbursement for defaulted loans in 2022 and 2023.

•	Service cost charged by the related party. We had service cost charge by the related party of RMB0.03 million and nil for the first half of 2022 and 2023, respectively. The decrease was primarily attributable to the expiration of the loan facilitated under risk-sharing model with Jimu Group, a related party.

Gross Profit

Gross profit decreased to RMB4.21 million (US$0.58 million) for the first half of 2023 from RMB20.51 million for the same period of 2022. Gross margin was 11.99% in the first half of 2023 compared to 51.50% in the same period of 2022.

Operating Expenses

Total operating expenses decreased by 62.96% to RMB16.30 million (US$2.26 million) for the first half of 2023 from RMB44.00 million for the same period of 2022. The Company has been continuously optimizing and refining its organizational structure, marketing strategies and product matrix to reduce expenses since the beginning of 2023.

•	Sales and marketing expenses in the first half of 2023 decreased by 38.72% to RMB8.51 million (US$1.18 million) from RMB13.89 million in the same period of 2022. This decrease was primarily driven by the decrease in payroll cost.

•	General and administrative expenses in the first half of 2023 decreased by 74.15% to RMB5.06 million (US$0.70 million) from RMB19.57 million in the same period of 2022. This decrease was primarily driven by 1) the reversal of share-based compensation expense of RMB6.87 million; and 2) strict overall cost control for the reduction of various items including, among other things, professional services fees and payroll cost. The reversal of share-based compensation expense was RMB6.9 million during the first half of 2023 based on the actual forfeiture rate, which was an out-of-period adjustments from prior years.

•	Research and development expenses in the first half of 2023 decreased by 74.13% to RMB2.73 million (US$0.38 million) from RMB10.54 million in the same period of 2022, primarily due to personnel structure optimization as part of the business transformation of the Company.

Loss from operations

Loss from operations decreased by 48.54% to RMB12.09 million (US$1.67 million) for the first half of 2023 from RMB23.49 million for the same period of 2022.

Other income and expenses

Other expenses, net decreased by 100% to other income, net of RMB6 thousand (US$2 thousand) for the first half of 2023 from other expenses, net of RMB98.70 million for the same period of 2022. The decrease was primarily due to the decrease in impairment loss of long-term investments of RMB86.60 million, and the increase in gain of RMB6.71 million from disposal of Sky City Holding Limited and eight of its subsidiaries (collectively, “SCHL Group”) in May 2023.

Income tax (expense)/benefit

Income tax was recorded as income tax benefit of RMB11.38 million (US$1.57 million) for the first half of 2023 compared to income tax expense of RMB1.41 million recorded for the first half of 2022. It was primarily attributable to the income tax benefit of RMB12.32 million (US$1.71 million) arose from the derecognition of income tax payable accrued in 2017, which now has passed the five-year statute of limitations and our tax filling in 2017 is no longer under examination by the PRC tax authority.

Net loss

As a result of the foregoing, net loss was recorded RMB0.71 million (US$0.10 million) for the first half of 2023 compared to RMB123.60 million recorded for the same period of 2022.

Net income attributable to ordinary shareholders was recorded RMB0.74 million (US$0.10 million) for the first half of 2023 compared to net loss attributable to ordinary shareholders of RMB122.04 million recorded for the same period of 2022.

Adjusted net loss was RMB19.91 million (US$2.76 million) for the first half of 2023 compared to RMB119.22 million for the same period of 2022.

Net Loss Per Share

Basic and diluted net income per ordinary share in the first half of 2023 were both RMB0.002 (US$0.0002). Basic and diluted net income per American Depositary Share (“ADS”) in the first half of 2023 were both RMB0.06 (US$0.01). Each ADS represents thirty-five of the Company’s Class A ordinary shares.

Adjusted basic and diluted net loss per ordinary share in the first half of 2023 were both RMB0.04 (US$0.01). Adjusted basic and diluted net loss per ADS in the first half of 2023 were both RMB1.49 (US$0.21).

Balance Sheet

The Company has combined cash and cash equivalents, short-term and long-term restricted cash of RMB19.46 million (US$2.69 million) as of June 30, 2023, compared to RMB256.21 million as of December 31, 2022.

Out-of-period adjustment

For the year ended December 31, 2022, the Company recorded an out-of-period adjustment to correct previous period errors relating to accounts receivable of RMB6.05 million (US$0.84million). For six months ended June 30, 2023, we recorded an out-of-period adjustment to correct previous period errors relating to reclassification of additional paid-in capital and accumulated deficits of RMB7.69 million (US$1.06million). We evaluated the impacts of the out-of-period adjustment to correct the errors for the year ended December 31, 2022, for the six months ended June 30, 2023, and for previous periods, both individually and in the aggregate, and concluded that the adjustments were not material to the consolidated financial statements for the year ended December 31, 2022, for the six months ended June 30, 2023, and all impacted periods.

We recorded two out-of-period adjustments to correct previous period errors relating to: (1) Cost of revenues and additional paid-in capital of RMB 9.30 million (US$1.29 million); (2) General and administration expense and additional paid-in capital of RMB6.87 million (US$0.95million). The net effect on net loss is RMB2.43 million (US$0.34 million). We evaluated the impacts of the out-of-period adjustment to correct the errors for the year ended December 31, 2022, for the six months ended June 30, 2023, and for previous periods, both individually and in the aggregate, and concluded that the adjustments were not material to the consolidated financial statements for the year ended December 31, 2022 and material for the six months ended June 30, 2023.

Disposal of SCHL Group

On May 26, 2023, the Company entered into an equity transfer agreement with Otov Alfa Holdings Limited (Otov Alfa), under which the Company transferred 100% of its equity interest in SCHL Group to Otov Alfa, an entity designated by Ningxia Fengyin Enterprise Management Consulting LLP (“Ningxia Fengyin”), at nil consideration (the “Deconsolidation”), in order to settle all outstanding convertible loan owed by SCHL Group to Ningxia Fengyin. SCHL Group mainly served as a holding company for a group of investment companies with no material operations, and meanwhile, as the obligator of the outstanding convertible loan and interest. Upon the completion of the Deconsolidation, the control of SCHL Group was transferred to Otov Alfa on May 30, 2023 (the “Closing Date”), and the assets and liabilities of SCHL Group, including the outstanding convertible loan and interest payable, cash in bank, property and some other assets and liabilities with a net liability balance of RMB6.71 million were transferred to Otov Alfa, resulting in settlement of the outstanding convertible loan, and a gain from disposal of RMB6.71 million for the Company.

On May 26, 2023, as part of the Deconsolidation, the Company entered into a termination agreement with Otov Alfa (“Warrant Termination Agreement”), under which the Company and Otov Alfa agree that all terms and provisions in the warrant (which was accounted in the convertible loan together with consideration payable to Ningxia Fengyin) shall be terminated, and all rights and obligations of the relevant parties under the warrant shall be ceased and terminated with immediate effect upon the effectiveness of the Warrant Termination Agreement. The Company had pledged 100% equity interest of one of the consolidated VIE’s subsidiary Ganzhou Aixin Network Micro Finance Co., Ltd to Ningxia Fengyin on December 2, 2020 to secure the convertible loan, such pledge was also released upon the Deconsolidation and the termination of the warrant.

Going Concern

The Company acknowledged that there were recurring losses from operation since year 2019. For the six months ended June 30, 2023, the Company reported a net loss of RMB0.71 million (US$0.10 million). In addition, as of June 30, 2023, the Company reported a negative working capital of RMB259.56 million (US$35.92 million) had an accumulated deficit of RMB2,433.25 million (US$336.74 million). The Company's operating results in future periods are subject to numerous uncertainties, and it is uncertain whether the Company will be able to reduce or eliminate its net loss in the foreseeable future. In order to alleviate the pressure on capital turnover and guarantee going concern basis, the Company has reached an agreement with a third-party institution to obtain a line of credit facility with an amount up to US$ 40 million.

Due to the unpredictable future of the capital markets and the industry in which we operate, there can be no assurance that the Company will be successful in achieving its budget goals, that the Company’s future capital raising will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Company is unable to raise sufficient financing or events or circumstances occur such that the Company does not meet its budget goals, it may have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses adjusted net income/loss as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/loss as net income/loss excluding share-based compensation expenses and income tax benefit recognized due to reversal of uncertain tax position.

The Company believes that this non-GAAP financial measure can help management evaluate the Company’s operating performance and formulate business plans. Adjusted net income/loss enables management to assess operating results without considering the impact of share-based compensation expenses and income tax benefit recognized due to reversal of uncertain tax position. The Company also believes that this non-GAAP financial measure provides useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by management in their financial and operational decision-making.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/loss is that it does not reflect all items of income and expenses that affect the Company’s operations. The Company will continue to incur share-based compensation expenses in its business, which are reflected in the presentation of its adjusted net income/loss. Further, this non-GAAP financial measure may differ from non-GAAP financial information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling this non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, net income/loss, which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2258 to US$1.00, the noon buying rate in effect on June 30, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Pintec’s strategic and operational plans, contain forward-looking statements. Pintec may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to the markets and industries where the Company operates, and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Pintec

Pintec is a Nasdaq-listed company providing technology enabled financial and digital services to micro, small and medium enterprises in China. It connects business partners and financial partners on its open platform and enables them to provide financial services to end users efficiently and effectively. Pintec empowers its business partners by providing them with the capability to add a financing option to their product offerings. It helps its financial partners adapt to the new digital economy by enabling them to access the online population that they could not otherwise reach efficiently or effectively. Pintec continues to deliver exceptional digitization services, diversified financial products, and best-in-class solutions with innovative technology, to solidify its relationship with its business partners and satisfy its clients’ needs. Pintec currently holds internet micro lending license, fund distribution license, insurance brokerage license and enterprise credit investigation license in China. For more information, please visit ir.pintec.com.

For further information, please contact:

Pintec Technology Holdings Ltd.

Phone: +86 (10) 6506-0227

E-mail: ir@pintec.com

Pintec Technology Holdings Ltd.

Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	249,728	14,462	2,001
Restricted cash	1,482	-	-
Short-term investment	1,001	-	-
Short-term financing receivables, net	87,087	59,563	8,243
Short-term financial guarantee assets, net	6,480	97	13
Accounts receivable, net	18,627	15,049	2,083
Prepayments and other current assets, net	22,628	13,944	1,928
Amounts due from related parties, net	2,161	1,104	153
Total current assets	389,194	104,219	14,421

Non-current assets:
Non-current restricted cash	5,000	5,000	692
Long-term investments	35,000	35,000	4,844
Property, equipment and software, net	89,795	-	-
Intangible assets, net	9,882	9,882	1,368
Total non-current assets	139,677	49,882	6,904

TOTAL ASSETS	528,871	154,101	21,325

LIABILITIES
Current liabilities:
Convertible loan, current	113,000	-	-
Accounts payable	22,684	16,247	2,248
Amounts due to related parties, current	294,634	296,549	41,040
Tax payable	36,476	20,683	2,862
Financial guarantee liabilities	6,914	97	13
Accrued expenses and other liabilities	52,277	30,201	4,179
Total current liabilities	525,985	363,777	50,342

Non-current liabilities:
Deferred tax liabilities	2,470	2,470	342
Long-term loan	236,755	-	-
Other non-current liabilities	10,798	5,175	716
Total non-current liabilities	250,023	7,645	1,058

TOTAL LIABILITIES	776,008	371,422	51,400

DEFICIT
Class A Ordinary Shares (US$ 0.000125 par value per share; 1,750,000,000 shares authorized as of December 31, 2022 and June 30, 2023; 252,789,098 and 507,239,098 shares outstanding as of December 31, 2022 and June 30, 2023)	233	454	63
Class B Ordinary Shares (US$ 0.000125 par value per share; 250,000,000 shares authorized as of December 31, 2022 and June 30, 2023; 50,939,520 and 50,939,520 shares outstanding as of December 31, 2022 and June 30, 2023)	42	42	6
Additional paid-in capital	1,998,822	2,036,473	281,834
Statutory reserves	31,995	9,320	1,290
Accumulated other comprehensive income	15,685	16,171	2,238
Accumulated deficit	(2,448,823)	(2,433,246)	(336,744)
Total shareholders’ deficit	(402,046)	(370,786)	(51,313)

Non-controlling interests	154,909	153,465	21,238

TOTAL DEFICIT	(247,137)	(217,321)	(30,075)

TOTAL LIABILITIES AND DEFICIT	528,871	154,101	21,325

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except for share and per share data)

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Revenues:
Technical service fees	24,158	19,834	2,745
Installment service fees	9,020	7,527	1,042
Wealth management service fees and others	6,643	7,727	1,069
Total revenues	39,821	35,088	4,856

Cost of revenues:
Funding cost	(33)	(9,305)	(1,288)
(Provision of)/reversal of credit losses	(937)	378	52
Origination and servicing cost	(18,673)	(23,856)	(3,301)
Reversal of guarantee	364	1,903	263
Service cost charged by the related party	(33)	-	-
Cost of revenues	(19,312)	(30,880)	(4,274)

Gross profit	20,509	4,208	582

Operating expenses:
Sales and marketing expenses	(13,886)	(8,509)	(1,178)
General and administrative expenses	(19,569)	(5,059)	(700)
Research and development expenses	(10,543)	(2,728)	(378)
Total operating expenses	(43,998)	(16,296)	(2,256)

Loss from operations	(23,489)	(12,088)	(1,674)

Long-term investments impairment	(86,600)	-	-
Share of loss from equity method investments	(934)	-	-
Long-lived assets impairment	-	(3,737)	(517)
(Loss)/Gain from disposal of subsidiaries	(2,176)	6,711	929
Financial expenses, net	(11,295)	(4,273)	(591)
Other income, net	2,304	1,305	181

Loss before income tax (expense)/benefit	(122,190)	(12,082)	(1,672)
Income tax (expense)/benefit	(1,412)	11,377	1,574
Net loss	(123,602)	(705)	(98)

Net loss attributable to non-controlling interest	(1,566)	(1,444)	(200)
Net (loss)/income attributable to Pintec Technology Holdings Limited shareholders	(122,036)	739	102

Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	(8,598)	486	67
Total other comprehensive (loss)/income	(8,598)	486	67

Total comprehensive loss	(132,200)	(219)	(31)
Total comprehensive loss attributable to non-controlling interest	(1,566)	(1,444)	(200)
Total comprehensive (loss)/income attributable to Pintec Technology Holdings Limited shareholders	(130,634)	1,225	169

Net (loss)/income per ordinary share
Basic	(0.41)	0.00	0.00
Diluted	(0.41)	0.00	0.00
Weighted average ordinary shares outstanding
Basic	300,059,264	433,743,535	433,743,535
Diluted	300,059,264	434,294,424	434,294,424

Pintec Technology Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

Net loss	(123,602)	(705)	(98)
Add: Share-based compensation expenses	4,383	(6,884)	(952)
Less: Income tax benefit recognized due to reversal of uncertain tax position	-	12,319	1,705
Adjusted net loss	(119,219)	(19,908)	(2,755)
Net loss attributable to non-controlling interest	(1,566)	(1,444)	(200)
Adjusted net loss attributable to Pintec Technology Holdings Limited shareholders	(117,653)	(18,464)	(2,555)
Adjusted net loss per ordinary share
Basic and diluted	(0.39)	(0.04)	(0.01)
Weighted average number of ordinary shares outstanding
Basic and diluted	300,059,264	433,743,535	433,743,535